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- EXHIBIT 99.1

            PUBLIC NOTICE FOR CLOSING OF THE REGISTER OF SHAREHOLDERS

Pursuant to Article 354 in Commercial Act of Korea and Article 16 in Articles of Incorporation of the Company, we would like to inform that the Company shall suspend all alteration of entries in the register of shareholders. During the closed period, any alternations including change of shareholder's name, establishment or cancellation of the right of pledge and establishment or cancellation of trust property shall be suspended.


1. Purpose :  To finalize shareholder's list eligible for exercising voting right and receiving dividend for the FY 2003

2. Record date : Dec. 31, 2003

3. Suspension period : Jan.1st, 2004 ~ Jan.31st, 2004
              Annual General Meeting of Shareholders